SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1

SMEDVIG ASA
(Name of Issuer)
SEADRILL LIMITED
(Name of Person(s) Filing Statement)
Class A Ordinary Shares, nominal value NOK 10.00 per share
Class A American Depositary Shares,
each representing One Class A Ordinary Share evidenced by American Depositary Receipts
Class B Ordinary Shares, nominal value NOK 10.00 per share
Class B American Depositary Shares,
each representing One Class B Ordinary Share evidenced by American Depositary Receipts
(Title of Class of Securities)
4564665
83169H105
4587189
83169H204
(CUSIP Number of Class of Securities)
Kate Blankenship
SeaDrill Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08, Bermuda
+1 441 295 69 35
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
Copy to:
Anthony J. Renzi, Jr., Esq.
Akin Gump Strauss Hauer & Feld LLP
Robert S. Strauss Building
1333 New Hampshire Avenue, N.W.
Washington, DC 20036
(202) 887-4000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$92,069,587.57	$9,851.45

*	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation in Norwegian kroner (“NOK”) is calculated by calculating the sum of (x) the product determined by multiplying NOK 205, the offer price per share of Class A Ordinary Share and Class A American Depositary Share, by the sum of (i) 2,465,200, the number of Class A Ordinary Shares held by stockholders located in the United States, and (ii) 137,422, the number of Class A Ordinary Shares represented by American Depositary Shares and (y) the product determined by multiplying NOK 165, the offer price per share of Class B Ordinary Share and Class B American Depositary Share, by the sum of (i) 350,763, the number of Class B Ordinary Shares held by stockholders located in the United States, and (ii) 193,152, the number of Class B Ordinary Shares represented by American Depositary Shares. The exchange rate used to convert the Transaction Valuation in NOK to U.S. dollars for purposes of calculating this filing fee is U.S. $1.00 = NOK 6.7697, the Federal Reserve noon buying rate on February 17, 2006.

**	Calculated pursuant to Fee Rate Advisory #5 for fiscal year 2006 as $107.00 per million of Transaction Value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $9,851.45             Filing Party: SeaDrill Limited
Form or Registration No.: Schedule TO       Date Filed: March 6, 2006
Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 6, 2006 (the “Schedule TO”) by SeaDrill Limited, a Bermuda limited company (the “Purchaser”), for any and all outstanding shares Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing One Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), and Class B American Depositary Shares, each representing One Class B Ordinary Share (the “Class B ADSs” and, together with the Class A ADSs, the “ADSs”), of Smedvig ASA, a public limited company organized under the laws of Norway (“Smedvig”), at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” The Offer is being made only to residents of the United States. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.
Items 1 through 13
      Items 1 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related letters of transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B)(i) through (a)(1)(B)(iv) inclusive, are hereby amended as follows:
      (1) The following legend is inserted on the cover page of the Offer to Purchase immediately after the statement “This offer is only open to stockholders who are residents of the United States.”:
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction described in this Offer to Purchase; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase. Any representation to the contrary is a criminal offense.
      (2) A new paragraph on page ii of the Offer to Purchase is inserted after the second full paragraph as follows:

On December 23, 2005, the drilling company Noble Corporation announced completion of the acquisition of 21,095,600 Class A Shares and 2,501,374 Class B Shares for an aggregate purchase price of NOK 4,594,326,100 from Peter T. Smedvig and family. The acquired Shares represent approximately 39.2 percent of Smedvig’s Class A Shares and 8.9 percent of Smedvig’s Class B Shares. Noble Corporation is not affiliated with the Purchaser.
      (3) A new paragraph on page ii of the Offer to Purchase is inserted after the third full paragraph as follows:

In Smedvig’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed March 17, 2006, Smedvig disclosed that it formed an independent committee of members of the board of directors to assess the Offer. After careful consideration of all relevant factors, the independent committee determined that it would be appropriate to remain neutral toward the Offer and to advise each shareholder to make his or her own decision as to whether and to what extent to tender into the Offer.
      (4) The text of the section “Who is offering to buy my securities?” on page S-1 of the Offer to Purchase is amended by replacing such section in its entirety with the following:

Who is offering to buy my securities?

Our name is SeaDrill Limited. We are a Bermuda limited company incorporated May 10, 2005 and are a supplier of drilling production and service units to the offshore oil and gas industry. Although we were formed in May 2005, we have been rapidly expanding. Much of our growth has been through strategic acquisitions of other companies in our industry. We carry on an active business, and we have significant operations unrelated to the acquisition of Smedvig. Our offshore drilling, production and service fleet consists of five operating units (including three jack-ups rigs and two floating production, storage and offloading vessels) and eight rigs (including four jack-up rigs and four semi-submersibles) under construction. Additionally, we have two drill ships under construction. Moreover, we also hold options to purchase two more new semi- submersibles, and recently we exercised an option to purchase one new jack-up rig, which is currently under construction. We currently have operations in Europe, Asia and the Middle East.

Our business concept is to acquire and operate offshore and onshore rigs, offshore drilling and production vessels and offshore installations. We intend to continue to grow through strategic mergers and acquisitions, as well as through organic growth and participate in the consolidation of the industry. In addition to our holdings in Smedvig, we own 92% of the outstanding shares of Mosvold Drilling Ltd., a Cayman Islands company engaged in the business of owning and operating offshore drilling rigs to be used in the exploration for, production and transportation of crude oil, and we control 33.04% of the issued shares in the Indonesian drilling contractor and rigowner PT Apexindo Pratama Duta Tbk.

We have been listed on the Oslo Stock Exchange (ticker “SDRL”) since November 22, 2005. Accordingly, we are subject to the supervision and regulation of the Oslo Stock Exchange, and as a listed company must file periodic reports regarding our operations and financial results. Approximately 39% of our outstanding shares are controlled indirectly by Mr. John Fredriksen through Hemen Holding Ltd., and the remaining 61% of our outstanding shares are held by shareholders unaffiliated with Mr. Fredriksen, primarily institutional professional investors. The other members of our management team hold a de minimis number of our equity securities, and other companies that Mr. Fredriksen has an interest in do not hold any of our securities.

As of March 21, 2006, our total market capitalization was approximately NOK 24,400,000,000, or approximately $US 3,700,000,000 based on the prevailing exchange rate. Parties unrelated to Mr. Fredriksen hold our equity securities with a current market capitalization of approximately $2,250,000,000.

In this summary term sheet, unless the context otherwise requires, we will use the terms “we”, “us” and “our” to refer to SeaDrill Limited. See the “Introduction” to this Offer to Purchase, Section 8 — “Certain Information Concerning the Purchaser” of this Offer to Purchase and Schedule I.

      (5) The text of the section “What does Smedvig think of the Offer?” on page S-3 of the Offer to Purchase is amended by replacing such section in its entirety with the following:

What does Smedvig think of the offer?

We have had no contact with the management or board of directors of Smedvig with respect to the offer before it was made, and have not entered into any agreements with Smedvig with respect to our offer. Smedvig’s board of directors will have an opportunity to comment on the offer in Smedvig’s Solicitation/ Recommendation Statement on Schedule 14D-9, which must be published within ten business days of the commencement of the offer. The board of directors previously endorsed the voluntary offer that expired on January 20, 2006, and as part of its endorsement expected a global mandatory offer, with which this offer is related, to follow.

In Smedvig’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed March 17, 2006, Smedvig disclosed that it formed an independent committee of members of the board of directors to assess the offer. After careful consideration of all relevant factors, the independent committee determined that it would be appropriate to remain neutral toward the offer and to advise each shareholder to make his or her own decision as to whether and to what extent to tender into the offer.

See the “Introduction” to, Section 10 — “Background of the Offer” and Section 15 — “Miscellaneous” of this Offer to Purchase.

      (6) The text of the section “If I decide not to tender, how will the offer affect my shares and ADSs?” on page S-4 of the Offer to Purchase is amended by replacing such section in its entirety with the following:

If I decide not to tender, how will the offer affect my shares and ADSs?

The number of stockholders and the number of shares and ADSs of Smedvig that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Smedvig shares and ADSs. Also, as described above, Smedvig may no longer be required to make filings with the Securities and Exchange Commission or Oslo stock exchange or otherwise comply with the rules of the Securities and Exchange Commission or Oslo stock exchange relating to publicly held companies.

There is a possibility that a significant number of minority shares will remain outstanding after completion of this offer. As described below, we may not be able to trigger a compulsory offer to acquire those remaining shares. Additionally, under Smedvig’s governing documents, many fundamental corporate actions (such as mergers, amendments to governing documents, declarations of dividends and delisting from stock exchanges) require the vote of two-thirds of outstanding voting shares. Thus, if we do not acquire at least two-thirds of the outstanding voting shares, other shareholders may vote together to block any of these fundamental corporate actions by withholding their votes.

Nevertheless, we do not believe that our plans for Smedvig would be otherwise affected if a significant number of minority shares remain outstanding after completion of this offer. Since we own more than 50% of Smedvig, we will still be able to consolidate Smedvig’s financial results into our financial statements. Since election of Smedvig directors is by a simple majority, we will also continue to be able to elect directors to the board without the tender of additional shares. Accordingly, we will still be able to direct the corporate strategy of Smedvig. See the “Introduction” and Section 12 — “Certain Effects of the Offer” of this Offer to Purchase.
      (7) On page S-5 of the Offer to Purchase, the following new text is inserted between the section entitled “What are the Norwegian tax consequences of the offer?” and the section entitled “Who should I talk to if I have questions about the tender offer?”:

What are your plans for acquiring any remaining shares or ADSs after completion of this offer and the related global mandatory offer?

If, as a result of this offer, the global mandatory offer or otherwise, we acquire and hold more than 90% of the total issued Smedvig shares representing more than 90% of the voting rights in Smedvig, then under Norwegian law we would have the right (and each remaining shareholder in Smedvig would have the right to require us) to commence a compulsory offer for cash for any shares and ADSs not owned by us. Upon commencement of a compulsory offer, we are required to notify all remaining shareholders in Smedvig by a notification published in the Norwegian Register of Business Enterprises’ electronic information system and in a newspaper generally read at Smedvig’s place of business.

The price to be paid in a compulsory offer will, in the absence of an agreement between us and the remaining Smedvig shareholders, be determined under Norwegian law. According to Norwegian law, we must first offer the remaining shareholders a price at which we are willing to purchase remaining shares and ADSs. Customarily, the price offered in a compulsory offer is usually the same as the price offered in the preceding mandatory offer, though the offeror is free to set a higher or lower price. Once we present the offer in writing to all of the remaining shareholders with a known address, and the offer is announced in the Norwegian Register of Business Enterprises’ electronic information system and in a newspaper generally read at Smedvig’s place of business, each shareholder (including U.S. holders) may contest or refuse the offered price during a two-month objection period that begins upon publication of the notice of compulsory offer.

When the compulsory offer becomes effective, all Smedvig shares that are not already owned by us will immediately be transferred to us, and in turn we will become the registered owner of all the outstanding shares in Smedvig. After this date, the former Smedvig shareholders will no longer have any rights in Smedvig as shareholders. On the same date, we will deposit the price offered under the compulsory offer in an escrow account to secure payment of the price offered to Smedvig shareholders affected by the compulsory offer. Shareholders who have not contested the offer within the two-month objection period are deemed to have accepted such offer. Settlement of the purchase price is usually made immediately after the expiration of the objection period.

If any shareholders do not agree with the compulsory offer price, they may object to it during the two-month period by providing written notice to us and demanding that an alternate price be determined by a Norwegian court. U.S. holders would be eligible to object by following this procedure. The Norwegian court will have full discretion with respect to evaluating the price to be paid for Shares as of the commencement of the compulsory acquisition. The consideration paid by us and accepted by shareholders under the mandatory offer is likely to be among the factors considered by the Norwegian court. Norwegian courts have historically awarded a price at least equal to the purchase price in the preceding mandatory offer. To avoid the court appraisal, we may negotiate a separate final price with each individual objecting shareholder.

If we do not acquire and hold more than 90% of the total issued Smedvig shares representing more than 90% of the voting rights in Smedvig, then Norwegian law does not provide us with a mechanism to compel remaining shareholders to sell their shares or ADSs to us. We could commence a new voluntary offer for the remaining shares, we could purchase shares in the open market without commencing another voluntary offer, or we could purchase shares in privately negotiated transactions. In any event, we would not be bound to offer the price that we are offering in this offer, and the future price could be higher or lower than that price. If we are not permitted by Norwegian law to conduct a compulsory offer, we have not formulated a plan for conducting any other purchases after the closing of this offer and the related global mandatory offer, and we cannot assure you if, when or at what price we might complete such purchases. See Section 12 — “Certain Effects of the Offer” of this Offer to Purchase.

What are the risks associated with Noble Corporation’s ownership of shares as it relates to this offer?

On December 23, 2005, the drilling company Noble Corporation announced completion of the acquisition of 21,095,600 Class A shares and 2,501,374 Class B shares for an aggregate purchase price of NOK 4,594,326,100 from Peter T. Smedvig and family. The acquired shares represent approximately 39.2 percent of Smedvig’s Class A shares and 8.9 percent of Smedvig’s Class B shares. Noble Corporation is not affiliated with us. We have had no discussions with Noble regarding the acquisition of the Smedvig shares it owns and do not know whether it intends to tender its shares.

If Noble tenders its shares in the mandatory offer, under Norwegian law we could not pay it any premium above the offer price without offering the same higher price to all shareholders. We do not intend to pay any such premium over the offer price to Noble during the pendency of this offer. After the expiration of the offer, if Noble has not tendered its shares we would be free to pay it a premium for them, but we have no current intention of doing so.

If Noble does not tender enough of its shares for us to exceed the 90% ownership limit described above, neither we nor any other shareholder would be able to trigger a compulsory offer. There is no other mechanism under Norwegian law to compel Noble to sell us any shares if we do not have the right to begin a compulsory offer. We could commence another voluntary offer in an effort to acquire Noble’s shares, or we could negotiate to purchase Noble’s shares privately. In either event, we would not be under any legal obligation to offer the same price as we are offering in this offer. Nor would we be under any legal obligation to offer a higher price to any other shareholders who do not tender their shares in this offer or the related global mandatory offer. We have not currently formulated any plan to address any of these scenarios. We cannot assure you if, when or at what price we might offer to purchase any shares from Noble after completion of this offer and the related global mandatory offer.

In our view, we would be able to achieve our strategic plan regarding the acquisition of expertise and assets of Smedvig with Noble as a minority shareholder. However, under Smedvig’s governing documents, many fundamental corporate actions (such as mergers, amendments to governing documents, declarations of dividends and delisting from stock exchanges) require the vote of two-thirds of outstanding voting shares. Thus, if Noble retains its current share holdings, it may block any of these fundamental corporate actions by withholding its vote. Election of Smedvig directors, however, is by a simple majority, and we would continue to be able to elect directors to the board without the tender of Noble’s shares in the mandatory offer. See Section 12 — “Certain Effects of the Offer” of this Offer to Purchase.

What are the risks if the shares we own that are pledged as collateral were foreclosed upon?

We funded a portion of the purchase price in the voluntary offer under a bridge loan facility with a group of lenders. All the Class A shares and Class B shares purchased in the voluntary offer are pledged as collateral under that loan. In the event that we were to default on the bridge loan facility, the lenders would have the right to foreclose on our Class A shares and Class B shares pledged as collateral under the loan. In that event, the lenders would ratably assume ownership of those shares. We cannot predict what the lenders would do with the shares under this scenario after assuming ownership. It is possible that the lenders would retain ownership of the shares, in which case we believe those stockholders who do not tender in the this offer or the global mandatory offer would not realize any material differences in their position. It is also possible that the lenders could elect to sell some or all of the shares onto the open market, which could have the effect of driving the trading price of the shares down significantly for those stockholders who do not tender in this offer or the global mandatory offer. Finally, the lenders could elect to sell their entire position in the shares to a third party. Again, we cannot predict what such a third party would do with the shares, or how it would affect Smedvig’s operations. See Section 9 — “Source and Amount of Funds to this Offer to Purchase.
      (8) The first full paragraph on page 2 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

The Purchaser has had no contact with the management or board of directors of Smedvig with respect to the Offer before it was made, and has not entered into any agreements with Smedvig with respect to the Offer. Smedvig’s board of directors will have an opportunity to comment on the Offer in Smedvig’s Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which must be published within ten business days of the commencement of the Offer. The board of directors previously endorsed the Voluntary Offer, and as part of its endorsement expected a global mandatory offer, with which this Offer is related, to follow. In Smedvig’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed March 17, 2006, Smedvig disclosed that it formed an independent committee of members of the board of directors to assess the Offer. After careful consideration of all relevant factors, the independent committee determined that it would be appropriate to remain neutral toward the Offer and to advise each shareholder to make his or her own decision as to whether and to what extent to tender into the Offer.
      (9) The second full paragraph on page 2 of the Offer to Purchase under Section 1 — “Terms of the Offer” is amended by replacing such paragraph in its entirety as follows:

The Offer is not subject to any conditions. In the event the Purchaser resells any Shares tendered in the Offer prior to July 22, 2006, at a price per share higher than the applicable Class A Offer Price or Class B Offer Price, as the case may be, the Purchaser will compensate stockholders who tendered in the Offer any positive difference between the sale price the Purchaser receives in a resale transaction and the applicable Offer Price. The Purchaser has no present intention to sell any Shares tendered in the Offer prior to July 22, 2006. Prior to the initial Expiration Date or any subsequent Expiration Date, the Purchaser may elect to (i) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended or (ii) amend the Offer.

      (10) The first and second full paragraphs on page 3 of the Offer to Purchase are amended by replacing such paragraphs in their entirety as follows:

Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer at any time, or (ii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, waiver or amendment to the Depositary and by making a public announcement thereof.

Any extension, delay, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this document, “business day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      (11) The first full paragraph on page 4 of the Offer to Purchase under Section 2 — “Acceptance for Payment and Payment for Shares and ADSs” is amended by replacing such paragraph in its entirety as follows:

Upon the terms of the Offer (including, if the Offer is extended or amended, the terms of any such extension or amendment) the Purchaser will accept for payment and will pay for all Shares and ADSs validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares and ADSs pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of the Purchaser to pay for or return tendered Shares and ADSs promptly after the expiration or withdrawal of the Offer. See Section 13 — “Certain Legal Matters; Regulatory Approvals.”
      (12) The second full paragraphs on page 5 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

If any tendered Shares or ADSs are not accepted for payment for any reason pursuant to the terms of the Offer, or if ADRs are submitted evidencing more ADSs than are tendered, ADRs or Letters of Transmittal evidencing unpurchased or untendered Shares or ADSs, as the case may be, will be returned, without expense to the tendering stockholder (or, in the case of Shares or ADSs tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares and ADSs,” such Shares and ADSs will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration of the Offer.
      (13) The second full paragraph on page 14 of the Offer to Purchase under Section 7 — “Certain Information Concerning Smedvig” is amended by replacing such paragraph in its entirety as follows:

Available Information. The ADSs and Shares are registered under the Exchange Act. Accordingly, Smedvig is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Smedvig’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

      (14) The first three full paragraphs on page 14 of the Offer to Purchase under Section 8 — “Certain Information Concerning the Purchaser” are amended by replacing such paragraphs in their entirety as follows:

General. The Purchaser is a Bermuda limited company with its principal offices located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The telephone number of the Purchaser is +1 441 295 69 35.

The Purchaser is a supplier of drilling production and service units to the offshore oil and gas industry. Although the Purchaser was formed in May 2005, it has been rapidly expanding. Much of the Purchaser’s growth has been through strategic acquisitions of other companies in its industry. The Purchaser carries on an active business, and it has significant operations unrelated to the acquisition of Smedvig. The Purchaser’s offshore drilling, production and service fleet consisting of five operating units (including three jack-ups rigs and two floating production, storage and offloading vessels) and eight rigs (including four jack-up rigs and four semi-submersibles) under construction. Additionally, the Purchaser has two drill ships under construction. Moreover, the Purchaser also holds options to purchase two more new semi-submersibles, and recently exercised its option to purchase one new jack-up rig, which is currently under construction. The company currently has operations in Europe, Asia and the Middle East.

The Purchaser’s business concept is to acquire and operate offshore and onshore rigs, offshore drilling and production vessels and offshore installations. The Purchaser intends to continue to grow through strategic mergers and acquisitions, as well as through organic growth and participate in the consolidation of the industry. In addition to its holdings in Smedvig, the Purchaser owns 92% of the outstanding shares of Mosvold Drilling Ltd., a Cayman Islands company engaged in the business of owning and operating offshore drilling rigs to be used in the exploration for, production and transportation of crude oil, and the Purchaser controls 33.04% of the issued shares in the Indonesian drilling contractor and rigowner PT Apexindo Pratama Duta Tbk.

The Purchaser has been listed on the Oslo Stock Exchange (ticker “SDRL”) since November 22, 2005. Accordingly, the Purchaser is subject to the supervision and regulation of the Oslo Stock Exchange, and as a listed company must file periodic reports regarding its operations and financial results. The company has also closed several rounds of debt and equity financing to bring in outside investors. Approximately 39% of the Purchaser’s outstanding shares are controlled indirectly by Mr. John Fredriksen through Hemen Holding Ltd., and the remaining 61% of the Purchaser’s outstanding shares are held by shareholders unaffiliated with Mr. Fredriksen, primarily institutional professional investors. The other members of the Purchaser’s management team hold a de minimis number of the Purchaser’s equity securities, and other companies that Mr. Fredriksen has an interest in do not hold any of the Purchaser’s outstanding securities.

As of March 21, 2006, the Purchaser’s total market capitalization was approximately NOK 24,400,000,000, or approximately $US 3,700,000,000 based on the prevailing exchange rate. Parties unrelated to Mr. Fredriksen hold equity securities of the Purchaser with a current market capitalization of approximately $2,250,000,000.

In addition to Mr. Fredriksen’s indirect ownership interest in the Purchaser, Mr. Fredriksen also owns, through Hemen Holding or other entities, interests in additional operating companies, including Golar LNG Limited, Frontline Ltd., Golden Ocean Group Limited and Ship Finance International Limited. Each of Golar, Frontline, Golden Ocean and Ship Finance are publicly traded companies with securities listed or quoted on major exchanges, including the Oslo Stock Exchange (in the case of Golar, Frontline and Golden Ocean), the New York Stock Exchange (in the case of Frontline and Ship Finance) and the Nasdaq (in the case of Golar). Each of these companies have some common officers and directors. As publicly traded companies, however, each of these entities is also subject to regulation and supervision, and each has adopted corporate governance policies appropriate to the applicable exchanges.

Although the Purchaser and Smedvig are engaged in complementary businesses, Golar, Frontline, Golden Ocean and Ship Finance compete in wholly different industries. Frontline, for example, is a tanker company engaged in the international seaborne transportation of crude oil. Golar’s business is focused on the worldwide transportation of liquefied natural gas. Golden Ocean is a seaborne dry bulk shipping company, and Ship Finance is a seaborne tanker company. None of these companies has any interest, financial or otherwise, in the Purchaser or the Purchaser’s acquisition of Smedvig. Nor will they receive any share of Smedvig’s assets or Smedvig or otherwise benefit from the Purchaser’s acquisition of Smedvig.

      (15) The last full paragraph on page 15 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Such filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.
      (16) The third and fourth full paragraphs on page 16 of the Offer to Purchase under Section 9 — “Source and Amount of Funds” are amended by replacing such paragraphs in their entirety as follows:

The Purchaser will obtain the necessary funds through available cash on hand, private placement of SeaDrill securities and through a bridge loan facility of a total of USD 1,200,000,000 provided by Nordea Bank Norge ASA and DnB NOR Bank ASA (“the Bridge Loan Facility”). On January 25, 2006 a total of USD 609.4 million was drawn under the Bridge Loan Facility to partly finance the closing of the purchase of the Class A and Class B Shares. Each loan has a maturity of two years from drawdown, bears interest at LIBOR plus 125 basis points, and the interest rate resets periodically based on the formula contained in the Bridge Loan Facility. All of the Class A Shares and Class B Shares purchased in the Voluntary Offer are pledged as collateral under the Bridge Loan Facility. No additional collateral secures the Bridge Loan Facility. The Purchaser does not currently intend to borrow additional funds under the Bridge Loan Facility to fund the Offer Price. No additional Class A Shares or Class B Shares will be pledged as collateral under the Bridge Loan Facility unless the Purchaser draws down on the Bridge Loan Facility to fund their purchase.

It is anticipated that the indebtedness incurred under the Bridge Loan Facility will be repaid from funds generated from the Purchaser’s general business operations and from other sources that may include proceeds from a private or public sale of the Purchaser’s debt or equity securities. No final decision has been made concerning the methods which the Purchaser may employ to repay the indebtedness. The final maturity date of the Bridge Loan Facility is January 25, 2008. The Purchaser intends to make payments of principal and interest under the Bridge Loan Facility as and when the agreement requires.

In the event that the Purchaser were to default on the Bridge Loan Facility, the lenders would have the right to foreclose on the Purchaser’s Class A Shares and Class B Shares pledged as collateral under the loan. In that event, the lenders would ratably assume ownership of such Shares. The Purchaser cannot predict what the lenders would do with the Shares under this scenario after assuming ownership. It is possible that the lenders would retain ownership of such Shares, in which case the Purchaser believes those stockholders who do not tender in the U.S. Offer or global mandatory offer would not realize any material differences in their position. It is also possible that the lenders could elect to sell some or all of the Shares onto the open market, which could have the effect of driving the trading price of the Shares down significantly for those stockholders who do not tender in the U.S. Offer or global mandatory offer. Finally, the lenders could elect to sell their entire position in the Shares to a third party. Again, the Purchaser cannot predict what such a third party would do with the Shares, or how it would affect Smedvig’s operations.

      (17) The text of the section “Compulsory Offer” on page 19 of the Offer to Purchase under Section 12 — “Certain Effects of the Offer” is amended by replacing such section in its entirety as follows:

Compulsory Offer. If, as a result of the Offer, the global mandatory offer or otherwise, the Purchaser acquires and holds more than 90% of the total issued Smedvig Shares representing more than 90% of the voting rights in Smedvig, then the Purchaser would have the right (and each remaining shareholder in Smedvig would have the right to require the Purchaser) to commence a compulsory acquisition for cash for any Shares and ADSs not owned by the Purchaser pursuant to section 4-25 of the Norwegian Public Limited Companies Act. Upon commencement of a compulsory offer, the Purchaser is required to notify all remaining shareholders in Smedvig by a notification published in the Norwegian Register of Business Enterprises’ electronic information system and in a newspaper generally read at Smedvig’s place of business.

The price to be paid in a compulsory offer will, in the absence of an agreement between the Purchaser and the remaining Smedvig shareholders, be determined in accordance with Section 4-25, second and third paragraph, of the Norwegian Public Limited Companies Act. According to such provisions, the Purchaser shall first offer the remaining shareholders a price at which it is willing to purchase remaining Shares and ADSs. Customarily, the price offered in a compulsory offer is usually the same as the price offered in the preceding mandatory offer, though the offeror is free to set a higher or lower price. Once the Purchaser presents the offer in writing to all of the remaining shareholders with a known address, and the offer is announced in the Norwegian Register of Business Enterprises’ electronic information system and in a newspaper generally read at Smedvig’s place of business, each shareholder (including U.S. Holders) may contest or refuse the offered price during a two-month objection period that begins upon publication of the notice of the compulsory offer.

When the compulsory offer becomes effective, all Smedvig Shares that are not already owned by the Purchaser will immediately be transferred under the VPS to the Purchaser, which in turn will become the registered owner of all the outstanding Shares in Smedvig. After this date, the former Smedvig shareholders will no longer have any rights in Smedvig as shareholders. On the same date, the Purchaser will deposit the price offered in connection with the compulsory offer in an escrow account to secure payment of the price offered to Smedvig shareholders affected by the compulsory offer. Shareholders who have not contested such offer within the two-month objection period are deemed to have accepted such offer. Settlement of the purchase price is usually made immediately after the expiration of the objection period.

If any shareholders do not agree with the compulsory offer price, they may object to it during the two month-period by providing written notice to the Purchaser and demanding that an alternate price be determined by a Norwegian court. U.S. Holders would be eligible to object in this fashion. The Norwegian court will have full discretion with respect to evaluating the price to be paid for Shares as of the commencement of the compulsory acquisition. The consideration paid by the Purchaser and accepted by shareholders pursuant to the Offer is likely to be among the factors considered by the Norwegian court. Norwegian courts have historically awarded a price at least equal to the purchase price in the preceding mandatory offer. To avoid the court appraisal, the Purchaser may negotiate a separate final price with each individual objecting shareholder.

If the Purchaser does not acquire and hold more than 90% of the total issued Smedvig Shares representing more than 90% of the voting rights in Smedvig, then Norwegian law does not provide the Purchaser with a mechanism to compel remaining shareholders to sell their Shares or ADSs. The Purchaser could commence a new voluntary offer for the remaining shares, the Purchaser could purchase shares in the open market without commencing another voluntary offer, or it could purchase shares in privately negotiated transactions. In any event, the Purchaser would not be bound to offer the an amount equal to the Offer Price, and the future price could be higher or lower than such price. If the Purchaser is not permitted by Norwegian law to conduct a compulsory offer, the Purchaser has not formulated a plan for conducting any other purchases after the closing of the Offer and the related global mandatory offer, and the Purchaser can make no assurance as to if, when or at what price it might complete such purchases.

      (18) A new section “Noble Corporation” is inserted on page 19 of the Offer to Purchase immediately before the section entitled “Public Quotation” as follows:

Noble Corporation. On December 23, 2005, the drilling company Noble Corporation announced completion of the acquisition of 21,095,600 Class A Shares and 2,501,374 Class B Shares for an aggregate purchase price of NOK 4,594,326,100 from Peter T. Smedvig and family. The acquired Shares represent approximately 39.2 percent of Smedvig’s Class A Shares and 8.9 percent of Smedvig’s Class B Shares. Noble Corporation is not affiliated with the Purchaser. The Purchaser has had no discussions with Noble regarding the acquisition of its Shares and the Purchaser does not know whether it intends to tender its Shares.

If Noble tenders its Shares in the mandatory offer, under Norwegian law the Purchaser could not pay it any premium above the Offer Price without offering the same higher price to all shareholders. The Purchaser does not intend to pay any such premium over the Offer Price to Noble during the pendency of the Offer. After the expiration of the Offer, if Noble has not tendered its Shares the Purchaser would be free to pay it a premium for them, but the Purchaser has no present intention of doing so.

If Noble does not tender enough of its shares for the Purchaser to exceed the 90% ownership limit described above, neither the Purchaser nor any other shareholder would be able to trigger a compulsory offer. There is no other mechanism under Norwegian law to compel Noble to sell the Purchaser any shares if the Purchaser does not have the right to begin a compulsory offer. The Purchaser could commence another voluntary offer in an effort to acquire Noble’s shares, or it could negotiate to purchase Noble’s shares privately. In either event, the Purchaser would not be under any legal obligation to offer the same price as the Offer Price. Nor would the Purchaser be under any legal obligation to offer a higher price to any other shareholders who do not tender their shares in the Offer or the related global mandatory offer. The Purchaser has not currently formulated any plan to address any of these scenarios. The Purchaser can make no assurance as to if, when or at what price it might offer to purchase any shares from Noble after completion of the Offer and the related global mandatory offer.

In the Purchaser’s view, it would be able to achieve its strategic plan regarding the acquisition of expertise and assets of Smedvig with Noble as a minority shareholder. However, under Smedvig’s governing documents, many fundamental corporate actions (such as mergers, amendments to governing documents, declarations of dividends and delisting from stock exchanges) require the vote of two-thirds of outstanding voting Shares. Thus, if Noble retains its current Share holdings, it may block any of these fundamental corporate actions by withholding its vote. Election of Smedvig directors, however, is by a simple majority, and the Purchaser would continue to be able to elect directors to the board without the tender of Noble’s Shares in the mandatory offer.
      (19) The first full paragraph on page 20 of the Offer to Purchase under Section 13 — “Certain Legal Matters; Regulatory Approvals” is amended by replacing such paragraph in its entirety as follows:

General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 13, based on its examination of publicly available information filed by Smedvig with the SEC and other publicly available information concerning Smedvig, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Smedvig’s business that might be adversely affected by the Purchaser’s acquisition of Shares or ADSs as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares or ADSs by the Purchaser as contemplated herein.

      (20) Section 15 — “Miscellaneous” beginning on page 22 of the Offer to Purchase is amended by replacing such section in its entirety as follows:

Executive Officers and Directors of Smedvig. Smedvig’s directors and principal executive officers are:

			Date first elected	Date of next
			or appointed	reappointment of
			director or	directors by
Name	Age	Position	executive officer	shareholders

John Fredriksen	61	Chairman of board of directors	2006	2008
Tor Olav Trøim	43	Director	2006	2008
Kate Blankenship	41	Director	2006	2008
Siri B. Hatlen	48	Director	2001	2008
Per Kumle	47	Director	2006	2008
Kjell E. Jacobsen	49	Chief executive officer	1991
Sveinung Lofthus	45	Managing director, Mobile Units Division	2005
Alf Ragnar Løvdal	49	Managing director, Well Services Division	2002
Stale Rød	55	Managing director, Tender Rigs Division	1989
Alf C. Thorkildsen	49	Chief financial officer	2002

The current Board of Directors, consisting of John Fredriksen, Tor Olav Trøim, Kate Blankenship, Per Kumle and Siri B. Hatlen was elected in extraordinary general meeting on February 16, 2006.

Neither Smedvig nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Smedvig concerning the Offer.

Neither Norwegian law nor Smedvig’s articles of association contain any provision concerning indemnification by Smedvig of its Board of Directors. Directors have no other service agreements with Smedvig other than the agreement governing their responsibilities as Board members.

None of Smedvig’s directors and officers is a U.S. resident entitled to accept the Offer. The executive officers of Smedvig who own Shares are, however, subject to the global mandatory offer. If they were to tender their Shares in the global mandatory offer, they would receive the same consideration for their Shares as the shareholders who accept the Offer. As of March 17, 2006, the directors and executive officers of Smedvig beneficially owned, in the aggregate, 0 Class A Shares, 4,080 Smedvig Class B Shares, and no ADSs. If the directors and executive officers of Smedvig were to exchange all of their Shares in the global mandatory offer, they would receive an aggregate compensation of approximately NOK 673,200 in cash.

With the exception of 4,000 Class B Shares owned by Managing Director of the Tender Rig division Stale Rød, any Shares owned by Smedvig’s executive officers, directors or affiliates (other than those owned by U.S. residents) were tendered into the Voluntary Offer.

The Purchaser’s acquisition of the majority of Shares in Smedvig triggered certain provisions in the option agreements with senior management and certain key employees. As of March 6, 2006 management agreed to the termination of the option program and exercised their right to receive an alternative cash payment, waiving their rights to acquire Class B Shares at the predetermined option strike price. The number of waived options for Class B Shares is 1,385,000. As a consequence, all option programs for senior management and certain key employees in Smedvig have ceased.

On January 9, 2006 Smedvig accepted the Voluntary Offer for its 1,025,000 treasury Class A Shares for a price of NOK 205 per share. In addition, certain Board members and executive officers accepted the Voluntary Offer and received NOK 205 per Class A Share and NOK 165 per Class B Share:

•	CEO Kjell E. Jacobsen tendered 20,000 Class B Shares into the Voluntary Offer,

•	then-director Raymond De Smedt tendered 34,000 Class A Shares and 11,300 Class B shares,

•	CFO Alf C. Thorkildsen tendered 11,700 Class B Shares,

•	managing director Alf Ragnar Løvdal tendered 1,000 Class B Shares,

•	managing director Sveinung Lofthus tendered 40 Class A Shares and 1,010 Class B Shares, and

•	former chairman of the Board Peter T. Smedvig and family tendered 613,254 Class A Shares and 713,188 Class B Shares.

Independent Committee. As a result of the affiliations between the above mentioned three Directors and the Purchaser, the Smedvig Board delegated to an independent committee consisting of Ms. Hatlen and Mr. Kumle (the “Independent Committee”) the authority to review, consider and make a recommendation to shareholders regarding the Offer and the global mandatory offer on behalf of Smedvig. The Independent Committee was assisted by the financial advisor Enskilda Securities ASA.

After careful consideration of all relevant factors, the Independent Committee determined that it would be appropriate to remain neutral toward the Offer and to advise each shareholder to make his or her own decision as to whether and to what extent to tender into the Offer. None of the members of the Independent Committee own Shares in Smedvig. The Chief Executive Officer Kjell E. Jacobsen did hold Shares in Smedvig, but accepted the Voluntary Offer with respect to these Shares in accordance with his intent as described in the January Statement.

Structuring the Offer. As described above, the Offer is related to the global mandatory offer and is required to be conducted under Norwegian law. Because of the amount of Shares owned by Noble Corporation, the Purchaser determined that a negotiated transaction among Noble, Smedvig and the Purchaser was not likely to lead to any definitive agreement to acquire Smedvig. Thus, the Purchaser elected to make an unsolicited bid for Smedvig and therefore commenced the Voluntary Offer on January 9, 2006. The vote of at least a majority of unaffiliated security holders is not required to approve the Offer or the related global mandatory offer.

Establishing the Offer Price. The Purchaser is not required under Norwegian law to make any determination as to whether the Offer Price, the Voluntary Offer, the Offer or the related global mandatory offer is fair or unfair to unaffiliated security holders. Such a determination is not customarily made in Norwegian transactions. Furthermore, under Norwegian law, neither the Offer nor the related global mandatory offer could be challenged by an unaffiliated shareholder solely on the basis of fairness. Likewise, the Purchaser did not obtain any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to Smedvig or any security holders who are not affiliates of the Purchaser. Again, such a report, opinion or appraisal is not required under Norwegian law, and it is not customary in Norwegian tender offers to obtain such reports, opinions or appraisals. The Purchaser has made no provision to grant unaffiliated security holders access to the corporate files of Smedvig or the Purchaser, nor has the Purchaser made provision to grant unaffiliated security holders access to counsel or appraisal services at the expense of the Purchaser.

In setting the Offer Price, the Purchaser observed Norwegian law requiring that the mandatory offer price to be paid by an offeror must be at least as high as the highest payment the offeror has made or agreed to make in the period six months prior to the date at which the mandatory offer obligation is triggered (in this case, January 26, 2006). If the market price on the date that the mandatory offer obligation is triggered is higher than the price the offeror has paid (or agreed to pay) in the preceding six months, the mandatory offer price must be set at the market price (again, in this case, the market price on January 26, 2006). If the offeror, at any time during which the mandatory offer remains open, pays or agrees to pay a higher price, a new offer must be deemed to have been made with an offer price equivalent to the higher price.

The highest price the Purchaser paid or agreed to pay for Smedvig Shares in the six month period prior to January 26, 2006, was NOK 205 per Class A Share and NOK 165 per Class B Share, the purchase prices paid in the Voluntary Offer. On January 26, 2006, the closing price on the Oslo Stock Exchange for Class A Shares and Class B Shares was NOK 204 and NOK 164, respectively. Thus, the offered price in the global mandatory offer and the Offer was set at NOK 205 per Class A Share and Class A ADS and NOK 165 per Class B Share and Class B ADS.

To determine the price paid in the Voluntary Offer, the Purchaser considered several factors, including both the price Noble Corporation paid for its Shares, as well as recent trading prices of the Shares in the period preceding the commencement of the Voluntary Offer. The price offered in the Voluntary Offer represented a 2.5% premium over the Class A Share closing price on the last trading date preceding the commencement of the Voluntary Offer (January 6, 2006), and such price represented a 4.4% premium over the Class B share closing price on such date. These premiums are within the 3-5% range that are customary in Norwegian tender offers. Moreover, the price offered in the Voluntary Offer represented approximately a 28% premium over the closing price of the Class A Shares and Class B Shares on December 12, 2005, the last trading date before Noble Corporation announced its purchase of Shares. In light of the foregoing, the Purchaser believes the Offer and the Offer Price is fair to unaffiliated security holders.

Other Information. The Offer is limited solely to holders of Shares and ADSs who are residents of the United States. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or ADSs outside the United States or in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares and ADSs in such jurisdiction. Accordingly, the Purchaser has commenced the global mandatory offer outside the United States for Shares held by non-U.S. residents.

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letters of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Smedvig has an obligation to file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Smedvig’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Smedvig” above.

SeaDrill Limited
March 6, 2006, as amended March 27, 2006

      (21) Schedule I on page 23 of the Offer to Purchase is amended by replacing such schedule in its entirety as follows:
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF

THE PURCHASER

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. The business address of each named person is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The business phone number of each named person is +1 441 295 69 35.

Present Principal Occupation or Employment;
Name and Address	Material Positions Held During the past Five Years

John Fredriksen, Cyprus	Chairman of the Board. Mr. Fredriksen has been the Chairman of the Board since SeaDrill’s incorporation. In addition Mr. Fredriksen has been the chairman and chief executive officer of Frontline Ltd. since November 1997. Mr. Fredriksen is also the chairman of Golar LNG Limited and Golden Ocean Group Limited. Mr. Fredriksen is a Norwegian citizen and a resident of Cyprus. On February 16, 2006, Mr. Fredriksen was elected chairman of the board and a director of Smedvig.

Tor Olav Trøim, United Kingdom	Director and Managing Director. Mr. Trøim has been a member of the Board and Managing Director of SeaDrill since SeaDrill’s incorporation. Mr. Trøim is the vice-president and a member of the board of Frontline Ltd. Mr. Trøim is also a director of Aktiv Inkasso ASA and Golar LNG Limited. Mr. Trøim is furthermore the director and chief executive officer of Ship Finance International Limited and Golden Ocean Group Limited. Mr. Trøim is a Norwegian citizen and a resident in the United Kingdom. On February 16, 2006, Mr. Trøim was elected a director of Smedvig.
Kate Blankenship, France	Director and company secretary. Ms. Blankenship has been a member of the Board since SeaDrill’s incorporation. She is a director of Frontline Ltd., Golar LNG Limited, Ship Finance International Limited and Golden Ocean Group Ltd. Ms. Blankenship is a UK citizen and a resident of France. On February 16, 2006, Ms. Blankenship was elected a director of Smedvig.

Pal Nordgreen, Norway	Director. Mr. Nordgreen is owner and managing partner of Nor Ocean Offshore AS. He has more than 30 years of experience from the offshore oil and gas industry. Mr. Nordgreen is a Norwegian citizen and resident in Norway.

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2006

SEADRILL LIMITED

By: /s/ Tor Olav Trøim

Name: Tor Olav Trøim
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated March 6, 2006.
(a)(1)(B)(i)*	Letter of Transmittal to Tender Class A Ordinary Shares.
(a)(1)(B)(ii)*	Letter of Transmittal to Tender Class B Ordinary Shares.
a)(1)(B)(iii)*	Letter of Transmittal to Tender Class A American Depositary Shares (“Class A ADSs”).
(a)(1)(B)(iv)*	Letter of Transmittal to Tender Class B American Depositary Shares (“Class B ADSs”).
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Notice of Guaranteed Delivery for Tender of Shares or American Depositary Shares (“ADSs”).
(a)(1)(F)*	Form of Press Release issued by the Purchaser on March 6, 2006.
(a)(1)(G)*	Form of Summary Advertisement.
(b)(1)	USD 1,200,000,000 Bridge Loan Facility dated 23 January 2006 between SeaDrill Limited, as borrower, Nordea Bank Norge ASA and DnB NOR Bank ASA, as mandated lead arrangers, the participating lenders listed therein, Nordea Bank Norge ASA, as book runner, and Nordea Bank Norge ASA, as agent (filed as Exhibit 1 to the reporting person’s Statement on Schedule 13D dated February 6, 2006).
(b)(2)*	Form of Guarantee (“Selvskyldnergaranti”) by Nordea Bank Norge ASA and DnB NOR Bank ASA.

*	previously filed